EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

(unaudited)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed charges(1)	$242,509	$98,304	$45,661	$29,576	$6,363
Preferred stock dividends	3,901	369	—	—	—

Combined fixed charges and preferred stock dividends	$246,410	$98,673	$45,661	$29,576	$6,363

Fixed charges	$246,410	$98,673	$45,661	$29,576	$6,363
Net income	28,885	55,805	50,195	31,670	3,706

	$275,295	$154,478	$95,856	$61,246	$10,069

Ratio of earnings to combined fixed charges and preferred stock dividends	1.12	1.57	2.10	2.07	1.58

(1)	Fixed charges consist of interest expense on all indebtedness.